JWTT, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2020

ASSETS

Cash and cash equivalents	$	1,952,683
Clearing deposits		501,839
Receivables from clearing organization		35,273
Securities owned, at current market value		4,468,347
Lease right-of-use asset		49,011
Prepayments, Fixed Assets and Other Assets		22,979
Total Assets	$	7,030,132

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES

Payable to clearing organization	$	724,857
Accounts payable		21,471
Accrued liabilities		32,262
Securities sold, not yet purchased		58,810
Subordinated loan, revolving		2,000,000
Lease liability		49,618
PPP Loan		76,300
Total Liabilities		2,963,318

STOCKHOLDERS' EQUITY

Common Stock	2,800,000
Retained earnings	1,266,814
Total Stockholders' Equity	4,066,814
Total Liabilities and Stockholders' Equity	$ 7,030,132